CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
FLEETCOR TECHNOLOGIES, INC.

FleetCor Technologies, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.	This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 3, 1998, as amended and restated by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on December 20, 2010 (as so amended and restated, the “Certificate of Incorporation”).

2.	This amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

3.	Article SIXTH, Section 8, of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

8. Removal. Subject to the rights of holders of any class or series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office, but only for cause and only by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

4.	Article TENTH of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

TENTH. In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Corporation’s Bylaws. The affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present shall be required to adopt, amend, alter or repeal the Corporation’s Bylaws. The Corporation’s Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class shall be required to adopt, amend, alter or repeal any provisions of the Bylaws of the Corporation.

5.	Article TWELFTH of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

TWELFTH. Notwithstanding anything to the contrary elsewhere contained in this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by law or this Amended and Restated Certificate of Incorporation and subject to Section A(4) of Article Fourth of this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal this Amended and Restated Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 7th day of June, 2018.

FLEETCOR TECHNOLOGIES, INC.

By:		/s/ Eric R. Dey

	Name: Title:	Eric R. Dey Chief Financial Officer